SEAWAY VALLEY CAPITAL CORPORATION
10-18 Park Street, 2d Floor
Gouverneur, NY 13642
315-771-3034

July 23, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: James Allegretto

Re:	Seaway Valley Capital Corporation
Form 10-KSB for the fiscal year ended December 31, 2007
Filed April 15, 2008
Form 10-Q for the fiscal quarter ended March 31, 2008
Filed May 20, 2008
Form 8-K/A1
Filed January 18, 2008
File No. 001-11115

Dear Mr. Allegretto:

This letter is provided in response to your letter addressed to the undersigned dated July 22, 2008.  Responses are set forth below the item noted by the Staff in your letter.

Form 10-KSB December 31, 2007

Notes to the Consolidated Financial Statements, page 23

Note 3 - Acquisitions and Mergers and Excess Purchase Price, page 28

1.
We have read your response to prior comment 8 of our letter dated June 18, 2008, regarding Thomas Scozzafava’s control of WiseBuy Stores and Seaway Valley Capital Corp. prior to the merger.  It is not evident that common control existed between the entities.  We note Thomas Scozzafava did not hold a majority interest in WiseBuy Stores based on his 49.5% ownership of the Series A Preferred Stock.  If control in WiseBuy Stores was based on a majority interest including immediate family members, please advise regarding the relationship of each family member.  In this regard, please clarify your basis for determining common control existed between WiseBuy Stores and Seaway Valley Capital Corp.  See EITF 02-5.  If common control did exist, please tell us what consideration you gave to determining whether a minority interest was acquired.  Refer to SFAS 141, paragraph 14 and FASB Technical Bulletin 85-5, paragraphs 5-7.

Response

In light of the Staff’s comment, we have reviewed EITF 02-5 and determined that common control did not exist between WiseBuy Stores and Seaway Valley Capital Corp. at the time of the acquisition.  Therefore, in the amended filings, we will revise our accounting for the acquisition to (a) consolidate the results of operations of WiseBuys Stores with those of Seaway Valley Capital Corp. from the date of acquisition only, and (b) restate the balance sheet to reflect the fair values of the assets acquired from WiseBuys Stores at the date of acquisition.

Sincerely,

/s/ Thomas W. Scozzafava

Thomas W. Scozzafava
Chief Executive Officer